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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                -----------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                              DATE: OCTOBER 5, 2001


                                     UBS AG
                               (Registrant's Name)

                   Bahnhofstrasse 45, Zurich, Switzerland, and
                      Aeschenvorstadt 1, Basel, Switzerland
                             (Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  |X|            Form 40-F  |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes |_|                   No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following documents are furnished herewith for the purpose of adding them to the Registration Statement of UBS AG on Form F-3 (registration number 333-46930). The exhibit numbers cited are the numbers the exhibits would be assigned as exhibits to such registration statement.

Exhibit Number     Description
--------------     -----------

1.2 Terms Agreement relating to issuance of $100,000,000 Variable Rate Credit Linked Notes

4.2                Form of Variable Rate Credit Linked Note

This Form 6-K is hereby incorporated by reference into each prospectus currently outstanding under the Registration Statement of UBS AG on Form F-3 (registration number 333-46930).

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       UBS AG



                                       By:    /s/ Robert Dinerstein
                                           ---------------------------------
                                            Name:  Robert Dinerstein
                                            Title     Managing Director

                                       By:   /s/ Robert Mills
                                           -----------------------------------
                                            Name:  Robert Mills
                                            Title:    Managing Director



Date:  October 5, 2001